UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                     BALLY TOTAL FITNESS HOLDING CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    05873K108
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                                 (CUSIP Number)

                 Mr. Joseph R. Thornton, Chief Operating Officer
                         Pardus Capital Management L.P.
                           1001 Avenue of the Americas
                                   Suite 1100
                               New York, NY 10018
                                 (212) 719-7550
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 5, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.        05873K108
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

                   Pardus Capital Management L.P. (34-2037131)
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                Not
         (b)             Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):
                      Not Applicable
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6.  Citizenship or Place of Organization:   United States
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    Number of                      7. Sole Voting Power:           5,000,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      5,000,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:  5,000,000*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   14.4%*
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14. Type of Reporting Person (See Instructions):   IA
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*  Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), is the holder of 5,000,000 shares of the common stock, par value $0.01 per share (the "Shares"), of Bally Total Fitness Holding Corporation, a Delaware corporation. Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Thus, as of October 5, 2005, for the purposes of Reg. Section 240.13d-3, PCM is deemed to beneficially own 5,000,000 Shares, or 14.4% of the Shares deemed issued and outstanding as of that date.

Item 4.   Purpose of Transaction.
          ----------------------

Item 4 is hereby further amended by deleting Item 4 in its entirety and by substituting the following in lieu thereof:

          PCM has communicated with management of the Company, and expects to continue to communicate with management of the Company, regarding PCM's desire that the Company pursue appropriate measures to enhance shareholder value. PCM intends to, among other things, closely evaluate the performance of the Company and the value of the Shares, including but not limited to the continued analysis and assessment by PCM of the Company's business, assets, operations, financial condition, capital structure, management and prospects. Depending upon such factors that PCM may from time to time deem relevant, PCM may, among other things, (i) communicate with other shareholders of the Company, or persons who may desire to become shareholders of the Company, regarding the composition of the Company's board of directors and management, (ii) solicit proxies or consents, to be used at either the Company's regular annual meeting of shareholders, or at a special meeting of shareholders, or otherwise, with respect to the matters described in clause (i) above, including possibly the election of one or more nominees of PCM and/or such other shareholders to the board of directors of the Company, (iii) seek to cause the Company to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties,
(iv) acquire additional Shares, (v) dispose of any or all of the Shares held by the Fund and/or (vi) take such other actions with respect to the Company as PCM may from time to time determine.

          During PCM's continued communications with management of the Company regarding PCM's desire that the Company pursue appropriate measures to enhance shareholder value, PCM has met with management of the Company and proposed certain independent candidates for election to the board of directors of the Company. As of October 5, 2005, neither management nor the board of directors of the Company has met with or interviewed the candidates PCM previously had proposed to be considered for election to the board of directors of the Company.

          PCM has also communicated to management of the Company its willingness to consider participating in strategic alternatives for the Company, including, among other alternatives, a sale of the business, asset sales, equity financings and/or debt financings. To that end, PCM has requested that the Company waive the application of Section 203 of the Delaware General Corporation Law ("DGCL") so that, should PCM determine to do so, PCM can, through the Fund, increase its holdings in Shares to more than 15% of the Shares deemed issued and outstanding. PCM has offered to meet with the Company's board of directors to discuss its request for such waiver. As of October 5, 2005, the Company has neither responded to PCM's DGCL Section 203 waiver request nor indicated a desire by the board of directors of the Company to meet with PCM.

          Should the Company determine not to grant the DGCL Section 203 waiver, PCM reserves all of its rights to take such actions as it deems necessary or appropriate with respect to the Company's governance going forward (including one or more of the actions described above).

          Further, PCM believes, and has so communicated to the Company, that it would be inappropriate and not in the interest of existing shareholders, until after the forthcoming release of the Company's restated past financial statements and current financial results and a stockholders' meeting for the election of directors, for the Company to take steps toward committing the Company to further asset sales, a sale of the business, equity financings and/or debt financings, or entering into agreements with third parties that might result in the payment of commitment, break-up or other fees or the incurrence of due diligence expenses. In particular, PCM believes any such transaction should only be considered by a board of directors appropriately comprised, at least in part, of directors elected by the Company's current shareholders.

          Except as otherwise described in this Item 4 of this Schedule 13D, as amended, the acquisition of the Shares by the Fund is for investment purposes on behalf of the Fund.



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  October 6, 2005


                                                  /s/ Karim Samii
                                                  ------------------------------
                                                  Karim Samii,  in  his capacity
                                                  as the  sole member  of Pardus
                                                  Capital  Management  LLC,  the
                                                  sole general partner of Pardus
                                                  Capital Management L.P.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).